

Mail Stop 7010

April 9, 2007

via U.S. mail and facsimile

Mr. Michael R. Elia
Senior Vice President and Chief Financial Officer
FastenTech, Inc.
8500 Normandale Lake Boulevard
Suite 1230
Minneapolis, MN 55437

> **RE: FastenTech, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 22, 2006**
> **File No. 333-108365**

Dear Mr. Elia:

We have reviewed your response letter dated March 27, 2007 to our letter dated March 13, 2007 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Segment Results of Operations, page 40

1.   We have reviewed your response to our prior comment 1 and your proposed revised disclosure which indicates that you use EBITDA as a performance measure, liquidity measure as well as a material component of debt covenant ratios. Please address the following:

- Debt covenant measure: You indicate that you have presented EBITDA because it is a material component of certain covenants. Please identify and present the material covenants. For example, you should present the ratios for each period and discuss how your calculated ratio compares to the covenant threshold. In addition, you must provide the disclosures required by Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003.

- Performance measure: You must meet the burden of demonstrating the appropriateness and usefulness of this non-GAAP measure as a performance measure. Supplementally demonstrate the appropriateness of eliminating restructuring charges from your non-GAAP performance measure. Clarify whether you believe these charges are non-recurring or recurring and with reference to Item 10(e) of Regulation S-K and, The Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003, demonstrate the appropriateness of using your non-GAAP measure as a performance measure. If you are able to demonstrate the appropriateness of this non-GAAP measure, expand your discussion to address all of the disclosures required by Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003. Specifically, include:

  - the economic substance behind your decision to use such a measure;
  - the material limitations associated with use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure. In this regard, you must identify each item you eliminate and clarify how the elimination of such items limits the usefulness of this non-GAAP measure as a performance measure; and
  - the manner in which you compensate for these limitations when using the non-GAAP measure. In this regard, we note your response letter dated March 5, 2007 which included some of this information; however, the information was limited and not included in your proposed revisions in your letter dated March 27, 2007.

3. Divestitures and Discontinued Operations, page 69

2.   We have reviewed your response to our prior comment 2 which provides your basis for not presenting SPOA as a discontinued operation. We further note your continued belief that these operations were immaterial. Based on the information that you have provided in your response, we are not convinced that the operations of SPOA were immaterial and we urge you to reassess materiality when revising

disclosures in future filings as well as consider the disclosure requirements of
paragraph 17 of EITF 03-13.

* * * *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please submit your
supplemental response on EDGAR as a correspondence file. Please understand that we
may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan
Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Melissa Rocha, Staff
Accountant, at (202) 551-3854, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief